PILLSBURY WINTHROP LLP

2475 HANOVER STREET

PALO ALTO, CALIFORNIA 94304

October 28, 2004

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Mail Stop 4-6

Attn: Ms. Peggy Fisher

Re:	PortalPlayer, Inc. - Registration Statement on Form S-1 (File No. 333-117900)

Ladies and Gentlemen:

On behalf of PortalPlayer, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto. Marked copies of Amendment No. 4 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Securities and Exchange Commission staff.

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Mr. Adélaja Heyliger
Ms. Kristin Brooks

Mr. Gary Johnson
Mr. Svend-Olav Carlsen

Ms. Melinda Litherland

Mr. John D. Wilson